EXHIBIT 23.4

CONSENT OF INDEPENDENT VALUATION EXPERT

We hereby consent to the disclosure in the Sticker Supplement dated January 27, 2014, to be filed on the date hereof, to the prospectus dated August 19, 2013 of CNL Growth Properties, Inc. (the “Company”), with respect to our role in the determination by the board of directors of CNL Growth Properties, Inc. (the “Company”) of the net asset value per share of the Company’s common stock as of June 30, 2013 and December 31, 2013, and the disclosure of the ranges for the net asset value per share of the Company’s common stock contained in the valuation materials as of June 30, 2013 and December 31, 2013 that were prepared by CBRE Capital Advisors, Inc.

January 27, 2014	/s/ CBRE Capital Advisors, Inc.
CBRE Capital Advisors, Inc.